EXHIBIT 99.1

Cronos Group Inc. Announces First Quarter 2019 Results

Cronos Group Closes C$2.4 Billion Strategic Investment from Altria Group

Cronos Group Establishes Cronos Device Labs, a State-of-the-Art Vaporizer R&D Initiative

NatuEra Receives License to Cultivate Psychoactive Cannabis in Colombia

Spinach™ Partners with Arrive Alive DRIVE SOBER®

Cronos Group Sells Investment in Whistler Medical Marijuana Corporation

TORONTO, May 09, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”), today announced financial results and business highlights for the first quarter ended March 31, 2019.

“In the first quarter of 2019, the business performed in line with our expectations. We continue to stay laser-focused on our strategy of building our supply chain, distribution, intellectual property and brand portfolios,” said Mike Gorenstein, CEO of Cronos Group. “We’re delighted to have officially closed our transaction with Altria and to kick off a relationship we expect to lead to significant growth and value creation. Altria’s investment and the services that Altria will provide to Cronos Group will enhance our financial resources and allow us to expand our product development and commercialization capabilities. Altria’s skills in these areas as well as its regulatory expertise position Cronos Group to compete, scale and lead the rapidly growing global cannabis industry as markets open and welcome legalization.”

“Additionally, the launch of Cronos Device Labs announced earlier this week is an exciting next step on our journey to become a leader in cannabinoid innovation. Vaporizers have become one of the most popular forms of cannabis consumption, and we see a clear opportunity for Cronos Group to bring the next-generation of vaporizer products designed specifically for cannabinoids.”

Financial Results First Quarter 2019

  Net revenue was $6.5 million in first quarter 2019, representing a 120% increase from $2.9 million in first quarter 2018, primarily driven by the launch of the adult-use market in Canada. Net revenue increased 15% quarter-over-quarter from $5.6 million in fourth quarter 2018, primarily driven by increased sales in CBD oil, which carries no excise tax reduction and increased sales of dry flower.

  1,111 kilograms were sold in first quarter 2019, representing a 122% increase from 501 kilograms sold in first quarter 2018, primarily driven by increased cannabis production and the launch of the adult-use market in Canada. Kilograms sold increased 7% quarter-over-quarter from 1,040 kilograms sold in fourth quarter 2018, primarily driven by increased cannabis production.

  Cost of sales before fair value adjustments per gram sold was $2.69 in first quarter 2019, representing a 14% decrease from $3.13 in first quarter 2018, and an 11% decrease from $3.02 in fourth quarter 2018. The decrease year-over-year and quarter-over-quarter was driven by increased productivity in our cultivation operations.

  The Company experienced continued growth in cannabis oil sales, which represented 23% of net product revenue in first quarter 2019 compared to 9% in first quarter 2018.

($ in 000s, except where noted otherwise)	First	First			First	Fourth
	Quarter	Quarter	Change		Quarter	Quarter	Change
	2019	2018	$	%	2019	2018	$	%
Financial Results
Net Revenue	$6,470	$2,945	$3,525	120%	$6,470	$5,604	$866	15%
Gross Margin before Fair Value Adjustments(1)	54%	47%	--	--	54%	44%	--	--
Adjusted EBITDA(2)	$(8,947)	$(1,500)	$(7,447)	496%	$(8,947)	$(7,943)	$(1,004)	13%
Extract Sales (% of Net Product Revenue)	23%	9%	--	--	23%	24%	--	--

Operating Results
Kilograms Sold	1,111	501	610	122%	1,111	1,040	71	7%
Net Product Revenue / Gram Sold	$5.73	$5.67	$0.06	1%	$5.73	$5.35	$0.38	7%
Cost of Sales before Fair Value Adj. / Gram Sold	2.69	3.13	(0.44)	(14%)	2.69	3.02	(0.33)	(11%)

Balance Sheet
Cash and Cash Equivalents	$2,418,277	$32,368	$2,385,909	7,371%	$2,418,277	$32,634	$2,385,643	7,310%
Derivative Liabilities	1,664,275	—	1,664,275	NA	1,664,275	—	1,664,275	NA
(1) See “Non-IFRS Measures” for information related to Adjusted EBITDA.

Transactions

Altria Strategic Investment

In March 2019, Altria Group, Inc. (“Altria”) completed its investment of $2.4 billion in Cronos Group (the “Altria Investment”). The Altria Investment represents a 45% economic and voting interest in Cronos Group and a warrant, which is exercisable over the next four years, to acquire an additional 10% equity stake if exercised in full (the “Altria Warrant”). The Company’s strategic partnership with Altria provides Cronos Group with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position the Company to compete in the global cannabis industry.

Altria also received certain pre-emptive rights and top-up rights (collectively “Anti-Dilution Rights”) to purchase Cronos Group shares in order to maintain its ownership percentage upon the occurrence of specified events as described in the Company’s Financial Statements which have been filed on SEDAR and with the SEC on EDGAR. Cronos Group will record the Altria Warrant and the Anti-Dilution Rights as derivative liabilities, which will be recorded at fair value at the end of each quarter. As such, in the future Cronos Group may experience significant reported earnings volatility, primarily driven by quarterly adjustments related to movement in Cronos Group’s stock price. Such fair-value adjustments to derivative liabilities are non-cash items and have been excluded from Adjusted EBITDA.

In the first quarter 2019, Cronos Group recorded a non-cash unrealized gain on revaluation of derivative liabilities of $436.4 million.

Whistler Transaction

In March 2019, the Company sold all of its approximate 19% equity interest in Whistler Medical Marijuana Corporation (“Whistler”) to Aurora Cannabis Inc. (“Aurora”) in an all-share transaction (the “Whistler Transaction”). In connection with the closing of the Whistler Transaction, the Company received approximately $24.7 million in value of Aurora common shares, which the Company subsequently sold for approximately $25.6 million in cash. Subject to the satisfaction of certain specified milestones, the Company expects to receive an additional $7.6 million in value of Aurora common shares. Based on market conditions at the time of the transaction and assuming all milestones are met, the Company expects to generate, in aggregate, an 8.7x return on its investment in Whistler.

Business Highlights

Global Production

In March 2019, the Company’s joint venture NatuEra S.à r.l. (“NatuEra”) with affiliate Agroidea SAS, a leading Colombian agricultural services provider, received a license from the Colombian Ministry of Justice and Law to cultivate psychoactive cannabis for the production of seeds for cultivation, the production of grain, and the manufacture of derivative products.

NatuEra intends to develop, cultivate, manufacture and export cannabis-based medical and consumer products for the Latin American and global markets. NatuEra is the cannabis industry’s first Contract Manufacturing Organization (CMO) in Latin America; it plans to allow the growing number of cannabis brands to outsource cultivation and manufacturing. NatuEra plans to develop its initial cultivation and manufacturing operations with a purpose-built, GMP-standard facility located in Cundinamarca, Colombia.

Global Sales and Distribution

In January 2019, the Company secured listings with various private retailers in Saskatchewan. Together with its established listings in Ontario, British Columbia, Nova Scotia and Prince Edward Island, the Company has secured listings to distribute its products in five provinces, which represent approximately 58% of the Canadian population. As the Company’s production capacity grows, the Company intends to increase penetration within existing markets and expand its distribution into additional provinces and territories in Canada.

In January 2019, the Israeli government approved the export of medical cannabis from Israel, which would allow medical cannabis license holders that meet certain quality standards to export medical cannabis, under the supervision of the Israeli authorities, to United Nations’ Single Convention on Narcotic Drugs-signatory countries that have explicitly approved the import of cannabis. Subject to obtaining all necessary licenses and permits, the Company intends to export medical cannabis products from Cronos Israel once operations have commenced.

Intellectual Property Initiatives

Cronos Group established Cronos Device Labs, a global research and development (“R&D”) center for vaporizer innovation. Cronos Device Labs’ state-of-the-art facility is based in Israel, a leader in cannabis R&D, and supports Cronos Group’s efforts to develop next-generation vaporizer products that are designed specifically for cannabinoid applications.

Cronos Device Labs, which is equipped with an experienced team of product development talent, advanced vaporizer technology and analytical testing infrastructure, serves as the global center of R&D for the Company’s vaporizer devices. The 23-member team at Cronos Device Labs, which brings to Cronos Group over 80 years of combined expertise in vaporizer development, is comprised of product designers, mechanical, electrical and software engineers, and analytical and formulation scientists. Cronos Device Labs significantly enhances Cronos Group’s technology and development capabilities and is expected to enable the Company to deliver expanded product offerings to customers that are specially tailored to cannabinoid use.

Brand Portfolio

Cronos Group’s adult-use cannabis-brand Spinach™ partnered with foodora, Canada’s on-demand food delivery service, and arrive alive DRIVE SOBER® to encourage responsible, sober driving. Every dollar raised for arrive alive DRIVE SOBER® goes directly to the campaign’s road safety initiatives. The campaign works with police services, public health units, schools, community groups and businesses to help spread the message of safe and sober driving through resource sharing, public campaign and awareness events.

Conference Call

The Company will host a conference call and live audio webcast on Thursday, May 9, 2019 at 8:30 a.m. EST to discuss first quarter 2019 results. The call will last approximately one hour. Instructions for the conference call are provided below:

  Live audio webcast: https://ir.thecronosgroup.com/events/event-details/first-quarter-2019-earnings-conference-call
  Toll Free from the U.S. and Canada dial-in: (866) 795-2258
  International dial-in: (409) 937-8902
  Conference ID: 8599026

An audio replay of the call will be archived on the Company’s website for replay.

About Cronos Group
Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands COVE™ and Spinach™. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"), which are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe”, or other similar words, expressions, phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this press release, include, but are not limited to, statements with respect to: the anticipated benefits of the Altria Investment, including our ability to scale our product development and commercialization capabilities as a result thereof; the anticipated benefits of our joint ventures, strategic alliances, research and development initiatives and other commercial arrangements, including the ability to produce and distribute the target cannabinoids under our strategic partnership with Ginkgo Bioworks, Inc. and the ability to build innovative vaporizer products and expand product offerings through Cronos Device Labs; the anticipated benefits of the Whistler Transaction, including the satisfaction of certain specified milestones; our ability to execute on our growth strategy, including the construction of production facilities and the commencement of operations by our joint ventures and the timing thereof; the ability of Cronos Group, our joint ventures, strategic partners and commercial counterparties to obtain all necessary licenses, permits and approvals; our ability to expand our distribution network and global footprint; our business and operations; our strategy for future growth; our intention to build an international iconic brand portfolio and develop disruptive intellectual property; and the growth potential of the cannabis industry and our ability to realize such opportunity. No forward-looking statement can be guaranteed and Cronos Group cannot guarantee the forward-looking statements contained herein. Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this press release. Such factors include, without limitation, those discussed in the Company's most recent management’s discussion and analysis and the Company’s annual information form for the year ended December 31, 2018, both of which have been filed on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law.

All references in this news release to “dollars”, “C$” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

Cronos Group Inc. Unaudited Condensed Interim Consolidated Statements of Financial Position As at March 31, 2019 and December 31, 2018 (in thousands of CDN $)
	Notes	As at March 31, 2019	As at December 31, 2018
Assets
Current assets
Cash and cash equivalents	22(a)	$2,418,277	$32,634
Interest receivable	22(a)	3,130	-
Accounts receivable	22(a)	5,559	4,163
Sales taxes receivable		5,594	3,419
Prepaid expenses and other assets		5,092	4,190
Biological assets	5	11,506	9,074
Inventory	5	25,150	11,584
Total current assets		2,474,308	65,064
Advances to joint ventures	6(a)	21,920	6,395
Net investments in equity accounted investees	6(b)	2,185	4,038
Other investments	7,22(c)	300	705
Property, plant and equipment	8	184,570	171,720
Right-of-use assets	3(a),11(a)	1,875	171
Intangible assets	9(a)	11,087	11,234
Goodwill	9(b)	1,792	1,792
Total assets		$2,698,037	$261,119

Liabilities
Current liabilities
Bank indebtedness	22(b)	$422	$-
Accounts payable and other liabilities	22(b)	45,016	15,372
Holdbacks payable	22(b)	8,482	7,887
Government remittances payable	22(b)	1,313	1,123
Current portion of lease obligations	11,22(b)	134	41
Derivative liabilities	13,22(b)	1,664,275	-
Construction loan payable	12,22(b)	-	20,951
Total current liabilities		1,719,642	45,374
Lease obligations	11,22(b)	1,827	119
Due to non-controlling interests	10,22(b)	2,247	2,136
Deferred income tax liability	20	4,371	1,850
Total liabilities		1,728,087	49,479
Shareholders' equity
Share capital	14(a)	556,930	225,500
Warrants	15(a)	845	1,548
Stock options	15(b)	6,631	6,241
Retained earnings (accumulated deficit)		404,499	(22,715)
Accumulated other comprehensive income		1,049	930
Total equity attributable to shareholders of Cronos Group		969,954	211,504
Non-controlling interests	10	(4)	136
Total shareholders' equity		969,950	211,640
Total liabilities and shareholders' equity		$2,698,037	$261,119

Commitments and contingencies	19
Subsequent events	25

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three months ended March 31, 2019 and March 31, 2018
(in thousands of CDN $, except share and per share amounts)
		Three Months Ended March 31,
	Notes	2019	2018
Gross revenue	16	$6,985	$2,945
Excise taxes		(515)	-
Net revenue		6,470	2,945
Cost of sales
Cost of sales before fair value adjustments	4(b)	2,984	1,567
Gross profit before fair value adjustments		3,486	1,378
Fair value adjustments
Unrealized change in fair value of biological assets	4(b)	(13,553)	(2,744)
Realized fair value adjustments on inventory sold in the period	4(b)	3,722	2,194
Total fair value adjustments		(9,831)	(550)
Gross profit		13,317	1,928
Operating expenses
Sales and marketing		1,500	586
Research and development		1,557	-
General and administrative		9,611	2,461
Share-based payments	15(b),18	737	774
Depreciation and amortization	8,9(a),11(a)	470	285
Total operating expenses		13,875	4,106
Operating loss		(558)	(2,178)
Other income (expense)
Interest income (expense)		2,720	(22)
Financing costs	12,13	(29,561)	-
Gain on revaluation of derivative liabilities	13	436,383	-
Share of income (loss) from investments in equity accounted investees	6	(264)	41
Gain on disposal of Whistler	6	20,606	-
Gain on other investments	7	924	221
Total other income		430,808	240
Income (loss) before income taxes		430,250	(1,938)
Deferred income tax expense (recovery)	20	2,557	(888)
Net income (loss)		$427,693	$(1,050)
Net income (loss) attributable to:
Cronos Group		$427,829	$(1,050)
Non-controlling interests	10	(136)	-
		$427,693	$(1,050)
Other comprehensive income (loss)
Gain (loss) on revaluation and disposal of other investments, net of tax	7,20	$103	$(35)
Foreign exchange gain on translation of foreign operations	2(d),10	16	-
Total other comprehensive income (loss)		119	(35)
Comprehensive income (loss)		$427,812	$(1,085)
Comprehensive income (loss) attributable to:
Cronos Group		$427,948	$(1,085)
Non-controlling interests	10	(136)	-
		$427,812	$(1,085)
Earnings (loss) per share
Basic	17	$1.95	$(0.01)
Diluted	17	$0.48	$(0.01)
Weighted average number of outstanding shares
Basic	17	218,949,590	157,054,891
Diluted	17	271,086,575	157,054,891

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the three months ended March 31, 2019 and March 31, 2018 (in thousands of CDN $)
		Three Months Ended March 31,
	Notes	2019	2018
Operating activities
Net income (loss)		$427,693	$(1,050)
Items not affecting cash and cash equivalents:
Unrealized change in fair value of biological assets	4(b)	(13,553)	(2,744)
Realized fair value adjustments on inventory sold in the period	4(b)	3,722	2,194
Share-based payments	15(b),18	737	774
Depreciation and amortization	8,9(a),11(a)	470	285
Depreciation relieved on inventory sold		235	169
Share of loss (income) from investments in equity accounted investees	6	264	(41)
Gain on disposal of Whistler	6	(20,606)	-
Gain on other investments	7	(924)	(221)
Gain on revaluation of derivative liabilities	13	(436,383)	-
Deferred income tax expense (recovery)	20	2,557	(888)
Foreign exchange loss (gain)		67	(16)
Net changes in non-cash working capital	21	17,320	(12,212)
Cash and cash equivalents used in operating activities		(18,401)	(13,750)
Investing activities
Investments in equity accounted investees	6	(2,200)	-
Advances to joint ventures	6	(15,812)	-
Proceeds from sale of other investments	7	26,078	687
Payment to exercise ABcann warrants	7	-	(113)
Purchase of property, plant and equipment	8	(13,454)	(7,642)
Purchase of intangible assets	9(a)	(51)	(131)
Advance to Cronos Israel	2(a),10	-	(926)
Cash and cash equivalents used in investing activities		(5,439)	(8,125)
Financing activities
Increase in bank indebtedness		422	-
Advance from non-controlling interests	10	111	-
Repayment of lease obligations	11	(32)	(13)
Repayment of construction loan payable	12	(21,311)	-
Payment of accrued interest on construction loan payable	12	(121)	(185)
Advance under Credit Facility	12	65,000	-
Repayment of Credit Facility	12	(65,000)	-
Proceeds from Altria Investment	13,14(a)	2,434,757	-
Proceeds from share issuance	14(a)	-	46,000
Share issuance costs		(4,901)	(3,081)
Proceeds from shares to be issued	14(b)	-	961
Proceeds from exercise of warrants and options	15(a),(b)	1,182	1,353
Withholding taxes paid on share appreciation rights	15(b)	(547)	-
Cash and cash equivalents provided by financing activities		2,409,560	45,035
Net change in cash and cash equivalents		2,385,720	23,160
Cash and cash equivalents - beginning of period		32,634	9,208
Effects of foreign exchange on cash		(77)	-
Cash and cash equivalents - end of period		$2,418,277	$32,368
Supplemental cash flow information
Interest paid		$675	$307

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Non-IFRS measures

The Company uses certain measures that are not recognized under International Financial Reporting Standards (“IFRS”), do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as a supplement to those IFRS measures to provide additional information regarding the Company’s results of operations from management’s perspective. Accordingly, non-IFRS measures should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Each non-IFRS measure is reconciled to its most directly comparable IFRS measure.

Adjusted EBIT
Adjusted earnings before interest and tax (“Adjusted EBIT”) is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. Adjusted EBIT is defined as net income or loss, excluding interest expense, interest income, deferred income tax expense or recovery, share-based payments, unrealized change in the fair value of biological assets, realized fair value adjustments on inventory sold, financing costs, gain on revaluation of derivative liabilities, share of income or loss from investments in equity accounted investees and gain or loss on investments. The Company believes that Adjusted EBIT is useful to compare its operating profitability across periods. A reconciliation of Adjusted EBIT to net income, the most directly comparable IFRS measure, is provided below.

Adjusted EBITDA
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”) is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. Adjusted EBITDA is defined as Adjusted EBIT excluding depreciation and amortization. The Company believes that EBITDA is useful to compare its ability to generate cash from operations across periods. A reconciliation of Adjusted EBITDA to net income, the most directly comparable IFRS measure, is provided below.

Reconciliation of non-IFRS measures
A reconciliation of Adjusted EBIT and Adjusted EBITDA to net income, the most directly comparable IFRS measure, is presented in the following table.

($ in 000s)	First	Fourth	First
	Quarter	Quarter	Quarter
	2019	2018	2018
Net Income (Loss)	$427,693	$(11,607)	$(1,050)
Adjustments
Interest (Income) Expense	(2,720)	(228)	22
Deferred Income Tax Expense (Recovery)	2,557	(708)	(888)
Share-Based Payments	737	1,291	774
Unrealized Change in Fair Value of Biological Assets	(13,553)	(460)	(2,744)
Realized Fair Value Adjustments on Inventory Sold	3,722	2,019	2,194
Financing Costs	29,561	—	—
Gain on Revaluation of Derivative Liabilities	(436,383)	—	—
Share of Loss (Income) from Investments in Equity Accounted Investees	264	1,000	(41)
Gain on Disposal of Whistler	(20,606)	—	—
Gain on Other Investments	(924)	—	(221)
Adjusted EBIT	(9,652)	(8,693)	(1,954)
Depreciation and Amortization	705	750	454
Adjusted EBITDA	(8,947)	(7,943)	(1,500)

For further information, please contact:
Anna Shlimak
Investor Relations
Tel: (416) 504-0004
investor.relations@thecronosgroup.com